August 23, 2010

VIA EDGAR and FEDERAL EXPRESS

Pamela Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ADA-ES, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Originally Filed May 28, 2010
SEC File No. 333-167188

Dear Ms. Long:

On behalf of ADA-ES, Inc. (“we” or the “Company”), we respond as follows to your facsimile and attachments dated June 18, 2010 (the “Comment Letter”) relating to the above-captioned registration statement on Form S-3. Captions and page references herein correspond to those set forth in Amendment No. 1 to the registration statement (“Amendment No. 1” or the “prospectus”), a copy of which has been marked against the changes from the original filing of the Registration Statement, as filed on May 28, 2010.

Please note that the numbered responses below correspond to the numbered comments in the Comment Letter.

Comments and Responses:

1.	We have filed a post-effective amendment to the previous registration statement (SEC File No. 333-119795) that included the 118,614 shares of ADA-ES Common Stock that were issued to Arch Coal, Inc. in 2003, and that were originally registered therein. That post-effective amendment was filed on July 2, 2010, and was declared effective on July 7, 2010. Consequently, the 118,614 shares are no longer registered in that offering and will be reregistered for sale in this registration statement. The description of the 2003 private placement in which the shares were originally registered, a reference to the registration statement in which the shares were originally registered, together with a description of the deregistration of the shares from registration under that registration statement has been added to the second paragraph of the section of the prospectus entitled “Private Placements.” See page 1 of Amendment No. 1 to the registration statement.

2.	Filed with Amendment No. 1 to the registration statement is a revised legal opinion that covers all of the shares being registered in the registration statement, including the 118,614 shares of Common Stock originally issued to Arch Coal in 2003. See Exhibit 5.1 to the registration statement.

Pamela Long, Assistant Director

Securities & Exchange Commission

August 23, 2010

I believe that this responds to all of the Staff’s comments. Please do not hesitate to contact me if you have any further questions of comments. I can be reached at telephone 303-734-1727.

Sincerely,

ADA-ES Inc.

/s/ Mark H. McKinnies
Mark H. McKinnies,
Senior Vice President & Chief Financial Officer